Registration No. 333-101728

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST EFFECTIVE AMENDMENT No. 3 TO
FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

IMPALA PLATINUM HOLDINGS LIMITED
(Exact name of issuer of deposited securities as specified in its charter)

n/a
(Translation of issuer’s name into English)

Republic of South Africa
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250- 9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

David Orlin
WINDELS, MARX, LANE & MITTENDORF, LLP
156 West 56th Street, New York, NY 10019
(212) 237 1174
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

DEUTSCHE BANK TRUST COMPANY AMERICAS
60 Wall Street
New York, New York 10005
(212) 250 9100

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares, each representing one ordinary share of Impala Platinum Holdings Limited	N/A	N/A	N/A	N/A

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Amendment to Deposit Agreement filed as Exhibit (a)(4) to the Post-Effective Amendment to Registration Statement on Form F-6 which is incorporated herein by reference.

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Cross Reference

Item Number and Caption			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name and address of depositary		Introductory Article

2.	Title of American Depositary Receipts and identity of deposited securities		Face of Receipt, top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles number 15 and 18

	(iii)	The collection and distribution of dividends	Articles number 4, 13, 14, 16 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 12, 15 and 18

	(v)	The sale or exercise of rights	Articles number 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 13, 14, 16 and 18

	(vii)	Amendment, extension or termination of the deposit	Articles number 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 6 and 8

	(x)	Limitation upon the liability of the depositary	Articles number 13, 17, 18 and 21

(3)	Fees and Charges		Articles number 6 and 9

Item - 2. AVAILABLE INFORMATION

Public reports furnished by issuer			Article number 12

The Company publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Exchange Act on its Internet Web site (http://www.implats.co.za/) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)(1)
Form of Deposit Agreement.  Form of Deposit Agreement among Impala Platinum Holdings Limited, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all owners and holders from time to time of American Depositary Receipts issued thereunder (the “Deposit Agreement”), was previously filed as Exhibit (a) to Registration Statement No. 333-101728 and is incorporated herein by reference.

(a)(2)
Form of Amendment No. 1. to Deposit Agreement.  Form of Amendment No. 1. to Deposit Agreement was previously filed as Exhibit (a)(2) to Post-Effective Amendment No. 1 to Registration Statement No. 333-101728 and is incorporated herein by reference.

(a)(3)
Form of Amendment No. 2 to Deposit Agreement. Form of Amendment No. 2 to Deposit Agreement, was previously filed as Exhibit (a)(3) to Post-Effective Amendment No. 2 to Registration Statement No. 333-101728 and is incorporated herein by reference.

(a)(4)	Form of Amendment No. 3 to Deposit Agreement. Form of Amendment No. 3 to Deposit Agreement, including the Form of American Depositary Receipt is filed herewith as Exhibit (a) (4).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of counsel to the Depositary as to the legality of the securities being registered. Previously filed.

(e)	Certification under Rule 466. Filed herewith as Exhibit (e)

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. Previously filed.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of London, on September 28, 2010.

Legal entity created by the agreement for the issuance of American Depositary Receipts for ordinary shares of Impala Platinum Holdings Limited.

By:	Deutsche Bank Trust Company Americas, As Depositary

By:	/s/ Christopher Konopelko
Name:	Christopher Konopelko
Title:	Vice President

By:	/s/ James Kelly
Name:	James Kelly
Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities of 1933, as amended, Impala Platinum Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post Effective Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Marshalltown, the Republic of South Africa on September 28, 2010.

Impala Platinum Holdings Limited

By:	/s/ Leslie John Paton
Name: Leslie John Paton
Title: Executive Director

By:	/s/ James Kelly
Name: Paul Anthony Dunne
Title: Executive Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the following capacities on September 28, 2010.

Signature	Title

/s/ K Mokhele	Chairman of the Board of Directors
K Mokhele

/s/ DH Brown	Chief Executive Officer (Principal Executive Officer)
DH Brown

/s/ D Earp	Director and Chief Financial Officer
D Earp

/s/ MY Mennell	Director
MY Mennell

/s/ JM McMahon	Director
JM McMahon

Director
TV Mokgatlha

Director
NDB Orleyn

/s/ PA Dunne	Director
PA Dunne

/s/ LJ Paton	Director
LJ Paton

T Goodlace	Director

/s/ David Orlin	Authorized Representative in the United States
D Orlin

INDEX TO EXHIBITS

Exhibit Number	Sequentially Numbered Page

(a)(3) Form of Amendment No.3 to Deposit Agreement

(e) Rule 466 Certification.